SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

FOR THE TWELFTH CONSECUTIVE YEAR, BRASKEM WAS INCLUDED IN THE CORPORATE SUSTAINABILITY INDEX OF THE BM&FBOVESPA

São Paulo, November 24, 2016 - Braskem (BM&FBovespa: BRKM5, BRKM3, BRKM6; NYSE: BAK; LATIBEX: XBRK), the largest producer of thermoplastic resins in the Americas and the global leader in the production of biopolymers, was included in the Corporate Sustainability Index (ISE) of the BM&FBovespa S.A. - Securities, Commodities and Futures Exchange for the twelfth time.

Braskem's continuity in the index reflects its commitment to good corporate governance practices, social responsibility, financial management and environmental preservation. Among these practices, the highlights are those relating to health, safety and environmental issues, corporate values which are fully integrated into the Company's management.

The new ISE portfolio comprises 38 shares of 34 companies representing 15 industries, with a joint market cap of R$1.31 trillion, equivalent to 52% of the total market cap of all companies traded on the Brazilian exchange. The index composition will be in effect from January 02, 2017, to January 05, 2018.

More information can be obtained from Braskem's Investor Relations Department by telephone +55 (11) 3576-9531 or by e-mail mailto:braskem-ri@braskem.com.br.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2016
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeiras de Freitas

	Name:	Pedro Van Langendonck Teixeiras de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.